UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☑	Annual Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2007.
or

☐	Transition Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
For the transition period from                      to                     .
Commission file number 1-02658
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Stewart Salary Deferral Plan
1980 Post Oak Blvd
Houston, TX 77056-3899
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Stewart Information Services Corporation
(a Delaware Corporation)
74-1677330
1980 Post Oak Blvd
Houston, Texas 77056-3899
Telephone Number — Area Code (713) 625 -8100

Required Information
The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, signature and exhibit are filed for the Stewart Salary Deferral Plan:
Financial Statements and Supplemental Schedule
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits — December 31, 2007 and 2006
Statement of Changes in Net Assets Available for Benefits — Year Ended December 31, 2007
Notes to Financial Statements — December 31, 2007 and 2006
Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2007
Signature
Exhibit
Consent of Mir•Fox & Rodriguez, P.C. (Exhibit 23.1)

STEWART SALARY DEFERRAL PLAN
Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm
To the Administrative Committee
Stewart Salary Deferral Plan:
We have audited the accompanying statements of net assets available for benefits of the Stewart Salary Deferral Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. GAAP.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the 2007 basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 basic financial statements taken as a whole.
/s/ Mir•Fox & Rodriguez, P.C.
Houston, Texas
June 16, 2008

STEWART SALARY DEFERRAL PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
ASSETS:
Investments, at fair value	$247,750,744	$236,870,445
Noninterest-bearing cash	18,920	—
Receivables —
Company contributions, net of forfeitures	159,101	187,965
Plan participants’ contributions	739,334	831,481
Plan participants’ loan repayments	101,497	94,763
Securities sales receivable	16,741	2,335
Accrued income on investments	3,767,512	2,037,950

Total receivables	4,784,185	3,154,494

Total assets	252,553,849	240,024,939

LIABILITIES:
Securities purchases payable	915,833	964,500
Excess contribution refunds	97,479	548,264

Total liabilities	1,013,312	1,512,764

Total net assets available for benefits	$251,540,537	$238,512,175

See accompanying notes to financial statements.

STEWART SALARY DEFERRAL PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

ADDITIONS TO NET ASSETS:
Contributions —
Company, net of forfeitures	$6,382,569
Plan participants	23,963,001
Rollovers	2,429,419

Total contributions	32,774,989

Net investment income (loss) —
Dividends and capital gains	14,547,636
Interest	1,733,562
Net depreciation of investments	(6,893,221)

Total net investment income	9,387,977

Total additions to net assets	42,162,966

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	28,939,410
Excess contribution refunds	97,479
Transfers to a qualified plan	59,502
Administrative expenses	38,213

Total deductions from net assets	29,134,604

Net increase in net assets available for benefits	13,028,362

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	238,512,175

End of year	$251,540,537

See accompanying notes to financial statements.

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(1) DESCRIPTION OF THE PLAN
The Stewart Salary Deferral Plan (the “Plan”) is a defined contribution plan adopted effective January 1, 1986 and sponsored by Stewart Title Guaranty Company (“STG”). STG is a wholly owned subsidiary of Stewart Information Services Corporation (“SISCO”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Plan is administered by STG (the “Plan Administrator”) and Wells Fargo Bank of Texas, N.A., the Plan’s trustee and record keeper (“Wells Fargo”). An administrative committee of executives (the “Administrative Committee”) has been appointed by the Board of Directors of STG to assist with the responsibility for overseeing the operation of the Plan, including the monitoring of Wells Fargo.
The summary of significant provisions of the Plan presented below provides general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
      (a) Employee Participation
The Plan is made available to eligible employees of STG and its affiliates (collectively the “Company”). All employees who have completed ninety days (90) of service and work a minimum number of hours, as defined by the Plan, are eligible to participate in the Plan.
     (b) Contributions
Plan participants may defer up to fifty percent (50%) of considered compensation into the Plan, subject to certain limitations under the Internal Revenue Code (the “IRC”). Effective January 1, 2007, a participant may make deferrals on a pretax or after-tax basis, or a combination of both, which will be accounted for in separate accounts. Highly compensated participants may be required to reduce the amount of contributions made in order to permit the Plan to satisfy the nondiscrimination requirements of Section 401(k) of the IRC. Effective January 1, 2007, participants may designate the extent to which such reductions are made from pretax or after-tax accounts, subject to certain limitations. As of December 31, 2007 and 2006, excess contribution refunds were due to Plan participants in the amount of $97,479 and $548,264, respectively.
Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC.
The Company’s matching contribution is equal to fifty cents for each one dollar of considered compensation contributed (other than catch-up contributions) up to a maximum of six percent (6%) of each participant’s considered compensation (pretax and after-tax), subject to a maximum defined by the Plan. The Company may utilize available forfeitures to offset matching contributions to the Plan. The Plan recorded $6,382,569 for matching contributions, net of forfeitures, during 2007.
The Plan allows for a Company discretionary contribution as determined annually by STG’s Board of Directors. The discretionary contribution, if any, is determined quarterly and allocated equally to all eligible participants quarterly, in accordance with the Plan’s provisions.
Continued

STEWART SALARY AND DEFERRAL PLAN
Notes to Financial Statements
December 31, 2007 and 2006
The Company may utilize available forfeitures to offset discretionary contributions to the Plan. The Plan recorded no discretionary contributions during 2007.
Effective January 1, 2007, employees are permitted to rollover pretax or after-tax amounts with earnings held in other qualified plans or conduit individual retirement accounts (IRAs) into the Plan, subject to the provisions in the Plan document.
     (c) Participant Accounts
Each participant’s account is credited with the elected deferral amount, the Company’s employer matching contribution, a Company discretionary contribution, if any, and an allocation of Plan earnings. Net investment income (loss) is allocated to participants’ accounts daily based on the proportion that each participant’s account balance bears to the participant account balances in each investment fund.
     (d) Investment Options
Employees may elect to have their contributions allocated among various investment options offered by the Plan. As of December 31, 2007, the Plan offers fifteen mutual funds, one common collective trust fund, and the SISCO Stock Fund as investment options. Certain limitations apply under the Plan. During 2007, certain changes, such as the addition of investment options, default arrangements and revisions to share classes, were made.
The SISCO Stock Fund is invested primarily in SISCO common stock. The remaining portion of the fund is invested in the Wells Fargo Short Term Investment Fund G, a common collective trust fund, which is not available for investment allocation. Wells Fargo is entitled to exercise voting rights attributable to SISCO common stock allocated to accounts of participants and beneficiaries in accordance with the Plan.
     (e) Vesting and Payment of Benefits
Participants in the Plan prior to January 1, 1989, are eligible to receive payment of the total account balance upon normal retirement at age sixty-five (65), death, disability or other termination of employment.
Participants in the Plan on or after January 1, 1989 are eligible to receive payment of the total account balance upon normal retirement at age sixty-five (65), death or disability. Upon other termination of employment, participants are eligible to receive payment of the total account balance if they have completed three (3) years of service. Participants who have completed less than three (3) years of service are eligible to receive payment of all employee contributions, but forfeit Company matching and discretionary contributions and related earnings on such contributions.
Forfeited amounts may be used to reduce future Company matching or discretionary contributions, to pay administrative expenses of the Plan, or to reinstate former participant balances. During 2007, available forfeitures in the amount of $559,478 were utilized to reduce Company matching contributions.
Distributions may be paid in a lump sum or in installments, subject to the provisions of the Plan, including taxation. Direct rollovers from the Plan to an IRA or other qualified plan are permitted for pretax and after-tax accounts, subject to certain limitations.
Continued

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2007 and 2006
There were no amounts allocated to withdrawing participants for amounts that have been processed and approved for payment prior to December 31, 2007 and 2006, but not yet paid as of that date.
     (f) Participant Loans
A participant may borrow a minimum of $1,000 up to a maximum amount equal to the lessor of $50,000 or fifty percent (50%) of the vested account balance, subject to the Plan’s provisions. The terms of the loan include interest at a commercially reasonable rate similar to the prime interest rate, as set quarterly by the Administrative Committee.
(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      (a) Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting. Benefits paid to participants are recorded when paid. Loan administration fees and redemption fees are paid from Plan assets. Plan expenses not paid from Plan assets are paid by the Company.
     (b) Investment Valuation and Income
Investments in mutual funds and common stock are stated at fair value as determined by quoted market price. Common collective trust funds are stated at the fair value of the underlying securities. Participant loans are valued at cost, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded as earned and dividend and capital gain income is recorded on the ex-dividend date.
Realized gains (losses) on investments sold during the year and unrealized appreciation (depreciation) of investments held at year end are calculated using the historical cost method and are combined and presented as net appreciation (depreciation) of investments in the statement of changes in net assets available for Plan benefits.
     (c) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Continued

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2007 and 2006
     (d) Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term.
(3) INVESTMENTS
At December 31, 2007 and 2006, all investments of the Plan were participant-directed. The following table presents the Plan investments which exceed 5% of the Plan’s net assets at year end:

	2007		2006

Wells Fargo Bond Index Fund N	$18,145,827		$16,545,487
Wells Fargo Advantage Treasury Plus Money Market Fund — Service Class	—	*	25,134,716
Wells Fargo Advantage Cash Investment Money Market Fund — Class I	26,045,562		—
Wells Fargo Advantage Asset Allocation Fund — Admin Class	—	*	25,815,827
Wells Fargo Advantage Index Fund — Admin Class	46,455,383		47,801,661
Wells Fargo Dow Jones Target 2020 Fund — Admin Class	19,016,656		6,400,277	*
Dodge & Cox Stock Fund	27,092,311		28,155,849
Dreyfus Small Cap Stock Index Fund	11,779,057	*	13,391,853
Janus Advisor Forty Fund — Class S	12,909,887		5,375,913	*
Fidelity Advisor Diversified International Fund — Class A	—	*	21,572,730
Fidelity Advisor Diversified International Fund — Class I	25,222,405		—	*

*	presented for comparative purposes only
The following table presents net appreciation (depreciation) of investments for the year ended December 31, 2007 by investment type:

Mutual funds	$(3,704,635)
Common collective trust funds	1,187,352
Common stock	(4,375,938)

Total net depreciation of investments	$(6,893,221)

Continued

STEWART SALARY DEFERRAL PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(4) RELATED-PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds and common collective trust funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Wells Fargo for loan administration services and redemption fees totaled $38,213 for the year ended December 31, 2007.
Certain Plan investments are shares of SISCO common stock, and therefore, these transactions qualify as party-in-interest transactions.
These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.
(5) PLAN TERMINATION
Although it has not expressed any intent to do so, the Plan Administrator has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets would be allocated among the participants and beneficiaries of the Plan in accordance with the provisions of the Plan.
(6) TAX STATUS
The Plan received its latest favorable determination letter dated July 24, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
(7) TRANSFER FROM THE PLAN
Employees of Stewart Title of Bozeman, LLC, an affiliate of STG, withdrew from participation in the Plan during 2007. Accordingly, the Administrative Committee gave consent for the direct trustee-to-trustee transfer of the effected participants’ account balances of approximately $59,500 in February 2007 from the Plan to a successor plan.
(8) SUBSEQUENT EVENTS
During 2008, the Plan was amended and restated in its entirety to update for prior amendments and conform to current regulations. On January, 17, 2008, the Plan filed for a new determination letter with the IRC, in connection with this 2008 amendment and restatement.

STEWART SALARY DEFERRAL PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007
Plan Sponsor Number: 74-0924290
Plan Number: 002

(a)	(b)	(c)
Party-	Identity of issuer,	Description of investment including		(e)
in-	borrower, lessor, or	maturity date, rate of interest,	(d)	Current
interest	similar party	collateral, par or maturity value	Cost	value

*	Wells Fargo Bank of Texas, N.A.	Bond Index Fund N	**	$18,145,827
*	Wells Fargo Bank of Texas, N.A.	Advantage Cash Investment Money Market Fund	**	26,045,562
*	Wells Fargo Bank of Texas, N.A.	Advantage Index Fund — Admin Class	**	46,455,383
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2010 Fund — Admin Class	**	11,364,729
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2020 Fund — Admin Class	**	19,016,656
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2030 Fund — Admin Class	**	11,164,893
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2040 Fund — Admin Class	**	6,054,898
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target 2050 Fund I	**	196,259
*	Wells Fargo Bank of Texas, N.A.	Dow Jones Target Today Fund I	**	937,592
	AIM Distributors, Inc.	Small Cap Growth Fund — Class I	**	5,796,965
	Dodge & Cox	Stock Fund	**	27,092,311
	Dreyfus Service Corp.	Small Cap Stock Index Fund	**	11,779,057
	Goldman, Sachs & Co.	Small Cap Value Fund	**	7,822,393
	Goldman, Sachs & Co.	Short Duration Government Fund — Class I	**	4,177,731
	Janus Distributors, LLC	Advisor Forty Fund — Class S	**	12,909,887
	Fidelity Management & Research Company	Advisor Diversified International Fund — Class I	**	25,222,405
*	Stewart Information Services Corporation	Common Stock	**	6,572,645
*	Wells Fargo Bank of Texas, N.A.	Short Term Investment Fund G	**	332,970
*	Participant loans	Interest rates from 5.25% to 9.75% with varying maturity dates	**	6,662,581

		Total		$247,750,744

*	A party-in-interest as defined by ERISA.

**	Cost information is not required as these assets are participant-directed.
See accompanying report of independent registered public accounting firm.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Stewart Salary Deferral Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 16, 2008

By:	/s/ Nita Hanks
Nita Hanks, Chairperson — Administrative
Committee of the Stewart Salary Deferral Plan and Senior Vice President — Employee Services